United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2018

Vale S.A.

Praia de Botafogo 186, 18th floor
22250-145, Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐     No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

José Rodrigo Zermiani / Agência Vale Vale’s production and sales in 4Q17

 www.vale.com vale.ri@vale.com App Vale Investors & Media iOS: https://itunes.apple.com/us/app/vale-investor-media-english/id1087126847?mt=8 Android: https://play.google.com/store/apps/details?id=com.theirapp.valeeg Tel.: (55 21) 3485-3900 Investor Relations Department André Figueiredo André Werner Carla Albano Miller Fernando Mascarenhas Andrea Gutman Bruno Siqueira Renata Capanema BM&F BOVESPA: VALE3 NYSE: VALE EURONEXT PARIS: VALE3 LATIBEX: XVALO This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

3 VALE’S FINANCIAL REPORT 1Q15 Production and sales highlights Rio de Janeiro, February 16th, 2018 — Vale S.A. (Vale) delivered another strong operational performance in 4Q17 and in 2017, with several production records in iron ore, pellets, Salobo, gold and coal. Ferrous Minerals IRON ORE & PELLETS • Annual iron ore production record of 366.5 Mt1 in 2017. • Annual iron ore production record in the Northern System of 169.2 Mt in 2017, 21.0 Mt higher than in 2016. • Annual pellet production of 50.3 Mt in 2017, 4.1 Mt higher than in 2016. • Annual iron ore and pellets shipments record of 335.5 Mt from Brazil, 17.1 Mt higher than in 2016. • Annual blended volumes in Asia of 66 Mt in 2017, compared to 3 Mt in 2014, 18 Mt in 2015 and 41 Mt in 2016. • Annual iron ore and pellets sales volumes totaled 343.1 Mt in 2017, remaining practically in line with 2016, as a result of company’s strong supply discipline and its value over volume strategy to maximize margins by reducing the supply of lower grade and high silica material. • Quarterly iron ore production totaled 93.4 Mt in 4Q17, 1.8% lower than in 3Q17, as a result of the value over volume strategy and the historical weather related seasonality. • Quarterly iron ore production record in the Northern System of 46.7 Mt, 1.7 Mt higher than in 3Q17 and 6.1 Mt higher than in 4Q16. 1 Including third party purchases.

 4 VALE’S FINANCIAL REPORT 1Q15 Base Metals NICKEL • Annual production of 288,200 t in 2017, 7.3% lower than in 2016, mainly as a result of Vale’s commitment to maximize cash generation. • Annual production from VNC of 40,300 t in 2017, 6,000 t higher than in 2016. COPPER • Annual production2 of 438,500 t in 2017, remaining practically in line with 2016. • Annual production record at Salobo of 193,400 t in 2017, 17,500 t higher than in 2016. • Quarterly production record at Salobo of 53,000 t in 4Q17, 1,200 t higher than in 3Q17 and 3,200 t higher than in 4Q16. 2 Excluding Lubambe attributable production. COBALT • Annual production of 5,811 t in 2017. • Quarterly production of 1,650 t in 4Q17, 161 t higher than in 3Q17, driven by production from VNC, Voisey’s Bay and in Sudbury. GOLD • Annual production record of 485,000 oz in 2017. Coal • Annual production record at Moatize of 11.3 Mt in 2017, 5.8 Mt higher than in 2016. • Quarterly production of 2.6 Mt, 0.6 Mt lower than in 3Q17 mainly due to an already addressed failure in one of the hydraulic excavators.

 5 VALE’S FINANCIAL REPORT 1Q15 Production summary % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 Iron ore1 93,361 95,102 92,386 366,511 348,847 -1.8% 1.1% 5.1% Pellets1 12,898 12,766 12,620 50,300 46,220 1.0% 2.2% 8.8% Manganese Ore 553 568 580 2,173 2,371 -2.6% -4.6% -8.3% Coal 2,576 3,213 1,724 11,260 7,216 -19.8% 49.4% 56.0% Nickel 78.0 72.7 83.0 288.2 311.0 7.3% -6.0% -7.3% Copper2 113.5 116.9 120.7 438.5 445.5 -2.9% -6.0% -1.6% Cobalt 1,650 1,489 1,600 5,811 5,799 10.8% 3.1% 0.2% Gold (000’ oz troy) 139 131 137 485 483 6.1% 1.5% 0.4% ¹ Excluding Samarco’s attributable production. ² Excluding Lubambe’s attributable production. Sales summary 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 Iron ore 79,958 76,794 82,507 291,329 293,436 4.1% -3.1% -0.7% Pellets 13,579 13,135 13,190 51,775 47,709 3.4% 2.9% 8.5% Manganese Ore 740 498 534 1,826 1,851 48.6% 38.6% -1.4% Coal 2,943 3,148 2,503 11,780 10,364 -6.5% 17.6% 13.7% Nickel 79.8 71.3 82.8 294.6 311.2 11.9% -3.6% -5.3% Copper 110.5 110.2 114.8 423.8 429.6 0.3% -3.7% -1.4%

 6 VALE’S FINANCIAL REPORT 1Q15 Iron ore ¹ Including third party purchases, run-of-mine and feed for pelletizing plants. ² Including third party purchases and run -of-mine ² Including third party purchases and run -of-mine. % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 Northern System 46,683 45,001 40,594 169,152 148,123 3.7% 15.0% 14.2% Carajás 38,955 38,776 40,214 146,968 147,743 0.5% 3.1% - S11D 7,728 6,226 380 22,184 380 24.1% n.m. n.m. Southeastern System 26,038 26,898 27,785 108,552 102,735 -3.2% -6.3% 5.7% Itabira 10,333 9,607 8,573 37,837 33,357 7.5% 20.5% 13.4% Minas Centrais 8,456 9,197 10,516 37,632 40,941 -8.0% -19.6% -8.0% Mariana 7,249 8,094 8,696 33,083 28,437 -10.4% -16.6% 16.3% Southern System 19,998 22,536 23,430 86,391 95,686 -11.2% -14.5% -9.7% Paraopeba 6,362 7,247 6,789 26,287 26,404 -12.6% -6.5% -0.4% Vargem Grande 5,033 5,447 6,716 23,271 29,151 -7.6% -25.0% -20.2% Minas Itabirito 8,604 9,877 9,925 36,834 40,131 -12.0% -12.9% -8.1% Midwestern System 643 632 577 2.417 2,304 1.7% 11.4% 4.9% Urucum - - - - 367 - - - Corumbá 643 632 577 2.417 1,937 1.7% 11.4% 24.8% IRON ORE1 PRODUCTION 93,361 95,102 92,386 366,511 348,847 -1.8% 1.0% 5.1% IRON ORE² SALES 79,958 76,794 82,507 291,329 293,436 4.1% -3.1% -0.7% IRON ORE AND PELLETS SALES 93,537 89,929 95,697 343,104 341,145 4.0% -2.3% 0.6% Production summary Vale’s iron ore production achieved a record of 366.5 Mt in 2017, 5.1% higher than in 2016 mainly due to the S11D ramp-up, which is advancing according to plan, and higher production in the Conceição I plant in the Southeastern System due to the conclusion of its ramp-up in 2016. The annual production of iron ore was within the original guidance of 360-380 Mt, being closer to the lower end of the range, mainly due to the reduction of production of iron ore with high silica content from the Southern and Southeastern Systems, in line with the ongoing strategy to maximize margins. Vale reaffirms its production guidance for 2018 of around 390 Mt, as previously announced on Vale Day.

 7 VALE’S FINANCIAL REPORT 1Q15 The Northern System achieved a production record of 169.2 Mt in 2017, 14.2% higher than in 2016, due to the S11D mine and plant ramp-up. Vale’s Global Recovery rate (GR)3 increased from 46% in 2015 to 50% in 2016 and now to 51% in 2017, as a result of the continuous improvement in productivity. 3 Measured by output of final production divided by the total tonnages extracted (ROM and waste). Iron ore and pellets shipments from Brazil totaled 335.5 Mt in 2017, 34.2 Mt and 17.1 Mt higher than in 2015 and 2016, respectively, mainly due to higher production in the Northern System. Blended volumes in Asia totaled 66.2 Mt in 2017, 48.1 Mt and 24.9 Mt higher than in 2015 and 2016, respectively. Sales volumes of iron ore and pellets reached 343.1 Mt in 2017, remaining practically in line with 2016, but with improvements in the portfolio mix. In 4Q17, some sales were deliberately postponed to 1Q18 for margin optimization purposes. On a quarterly basis, Vale’s 4Q17 iron ore production reached 93.4 Mt, 1.8% lower than in 3Q17 due to the seasonal weather conditions in the Southeastern and Southern Systems and 1.1% higher than in 4Q16 due to the S11D ramp-up in the Northern System which more than offset the reduction in lower grade ore production from the Southern and Southeastern Systems. Average Fe content was 64.3% in 4Q17, slightly higher than the 64.1% in 3Q17 mainly due to the S11D ramp-up and the reduction in lower grade ore production aligned with the ongoing strategy to maximize margin. Northern System The Northern System, which comprises Carajás, Serra Leste and S11D, achieved a production record of 46.7 Mt in 4Q17, 15.0% and 3.7% higher than in 3Q17 and 4Q16, respectively, mainly due to the ramp-up of S11D, which is advancing according to plan.

 8 VALE’S FINANCIAL REPORT 1Q15 Southeastern System The Southeastern System, which encompasses the Itabira, Minas Centrais and Mariana mining hubs, produced 26.0 Mt in 4Q17, 3.2% Mt lower than in 3Q17 mainly due to Vale’s actions to reduce supply of lower grade and high silica material, as well as weather-related seasonality and 6.3% lower Mt than in 4Q16 due to the curtailment of lower grade ores production. Southern System The Southern System, which encompasses the Paraopeba, Vargem Grande and Minas Itabirito mining hubs, produced 20.0 Mt in 4Q17, 11.2% lower than in 3Q17 mainly due to Vale’s actions to reduce supply of lower grade and high silica material, as well as weather-related seasonality and 14.6% lower than in 4Q16 due to the curtailment of lower grade ore production. Midwestern System The Midwestern System, which encompasses the Urucum and the Corumbá mines, produced 0.6 Mt in 4Q17, in line with 3Q17 and 4Q16.

 9 VALE’S FINANCIAL REPORT 1Q15 Pellets % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 Southeastern System 7,890 7,678 7,616 30,830 28,495 2.8% 3.6% 8.2% Itabrasco (Tubarão 3) 1,157 1,095 1,133 4,552 4,502 5.7% 2.1% 1.1% Hispanobras (Tubarão 4) 1,160 1,192 1,104 4,606 4,403 -2.7% 5.1% 4.6% Nibrasco (Tubarão 5 and 6) 2,372 2,464 2,378 9,615 8,535 -3.7% -0.2% 12.6% Kobrasco (Tubarão 7) 1,311 1,134 1,150 4,817 3,902 15.6% 14.0% 23.4% Tubarão 8 1,890 1,793 1,851 7,239 7,153 5.4% 2.1% 1.2% Southern System 2,605 2,600 2,551 10,268 9,173 0.2% 2.1% 11.9% Fábrica 989 998 981 3,825 2,798 -0.9% 0.8% 36.7% Vargem Grande 1,616 1,602 1,570 6,443 6,374 0.9% 2.9% 1.1% Oman 2,403 2,488 2,453 9,203 8,552 -3.4% -2.0% 7.6% PELLETS PRODUCTION 12,898 12,766 12,620 50,300 46,220 1.0% 2.2% 8.8% PELLETS SALES 13,579 13,135 13,190 51,775 47,709 3.4% 2.9% 8.5% Production overview Vale’s pellet production achieved a record of 50.3 Mt in 2017, 8.9% higher than in 2016, mainly due to higher productivity and a reduction in the number of scheduled maintenance stoppages. In 4Q17, Vale’s pellet production achieved a new quarterly record of 12.9 Mt, 1.0% and 2.2% higher than in 3Q17 and 4Q16, respectively, mainly due to higher productivity in the plants. Projects for restarting pellet plants are on schedule, with the start-ups of Tubarão I and São Luís pellet plants envisioned for end of 1Q18 and 3Q18, respectively. Tubarão II pellet plant has already started up in January 2018. Vale reaffirms its production guidance for 2018 of around 55 Mt, as previously announced on Vale Day. Southeastern system Production at the Tubarão pellet plants – Tubarão 3, 4, 5, 6, 7 and 8 – achieved a quarterly record of 7.9 Mt in 4Q17, 2.8% and 3.6% higher than in 3Q17 and 4Q16, mainly due to higher productivity in the plants.

 10 VALE’S FINANCIAL REPORT 1Q15 Southern system The Fábrica pellet plant achieved a production level of 1.0 Mt in 4Q17, in line with 3Q17 and 4Q16. The Vargem Grande pellet plant reached 1.6 Mt of production in 4Q17, in line with 3Q17 and 3.0% higher than in 4Q16, mainly due to higher availability of feed. Oman operations The Oman pellet plant reached 2.4 Mt of production in 4Q17, 3.4% and 2.1% lower than in 3Q17 and 4Q17, respectively, due to unusually heavy rainfall impacting the productivity of the plant.

 11 VALE’S FINANCIAL REPORT 1Q15 Manganese ore and ferroalloys % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 MANGANESE ORE PRODUCTION 553 568 580 2,173 2,371 -2.6% -4.6% -8.3% Azul 352 382 391 1,419 1,697 -7.8% -9.9% -16.4% Urucum 178 160 167 673 652 11.4% 6.7% 3.2% Morro da Mina 23 27 22 81 22 -14.4% 5.0% 269.5% MANGANESE ORE SALES 740 498 534 1,826 1,851 48.6% 38.6% -1.4% FERROALLOYS PRODUCTION 35 35 35 146 124 -0.3% -0.3% 17.7% FERROALLOYS SALES 34 32 35 133 127 6.3% -2.8% 4.7% Production overview Manganese ore production totaled 2.2 Mt in 2017, decreasing 8.3% vs. 2016. Sales volumes reached 1.8 Mt in 2017, in line with 2016. Ferroalloy production reached 146,000 t in 2017, increasing 17.7% vs. 124,000 t in 2016. Sales volumes totaled 133,000 t, 4.7% higher than in 2016. Manganese ore Production at the Azul manganese mine totaled 1.4 Mt in 2017, 16.4% lower than in 2016, mainly due to the decrease in the grade of the run-of-mine, resulting in lower product recovery. For the same reason, production in 4Q17 was 7.7% and 9.9% lower than in 3Q17 and 4Q16, respectively, reaching 385,000 t. Production at the Urucum mine totaled 673,000 t in 2017, 3.2% higher than 2016 due to higher equipment availability. In 4Q17, production at the Urucum mine reached 178,000 t, 11.4% higher than in 3Q17 due to a scheduled maintenance stoppage at the plant in 3Q17, and 6.9% higher than in 4Q16 due to higher availability of the beneficiation plants. Production at the Morro da Mina mine totaled 81,000 t in 2017. In 4Q17, production at the Morro da Mina mine reached 23,000 t, 14.5% lower than in 3Q17 due to a scheduled maintenance stoppage in 4Q17, and 3.0% higher than in 4Q16 due to the resumption of activities in October 2016. Sales volumes for manganese ore totaled 740,000 t in 4Q17, 48.6% higher than in 2016 due to the reduction of inventories.

 VALE’S FINANCIAL REPORT 1Q15 Ferroalloy production Ferroalloy production in 2017 totaled 146,000 t, 17.7% more than 124,000 t in 2016, mainly due to higher availability and utilization of furnaces 10 and 11 of Simões Filho; acquisition of competitive electric power for Barbacena plant in December 2016; and resumption of one furnace in Ouro Preto in September 2017. Production of 2017 was composed of 68,000 t of ferrosilicon manganese alloys (FeSiMn), 52,000 t of high-carbon manganese alloys (FeMnHC) and 26,000 t of medium-carbon manganese alloys (FeMnMC). Ferroalloy production in 4Q17 was 35,000 t, in line with 3Q17 and 4Q16. Product mix in 4Q17 was comprised of 16,000 t of FeSiMn, 12,000 t of FeMnHC and 7,000 t of FeMnMC. Sales volumes for ferroalloys totaled 34,000 t in 4Q17, 6.3% higher than in 3Q17.

 13 VALE’S FINANCIAL REPORT 1Q15 Nickel Lucas Pupo / Agência Vale Finished production by source % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 Canada 37.9 35.6 43.4 136.9 155.9 6.5% -12.7% -12.2% Sudbury 17.7 18.5 19.9 61.9 80.4 -4.3% -11.1% -23.0% Thompson 7.0 6.7 7.2 23.0 26.5 4.5% -2.8% -13.2% Voisey’s Bay 13.2 10.4 16.3 51.8 49.0 26.9% -19.0% 5.7% Indonesia 19.0 18.2 21.8 73.1 81.1 4.4% -12.8% -9.9% New Caledonia1 10.9 10.1 8.9 40.3 34.3 7.9% 22.5% 17.5% Brazil 6.0 7.1 5.6 24.7 24.1 -15.5% 7.1% 2.5% Feed from third parties2 4.2 1.7 3.3 13.1 15.6 147.1% 27.3% -16.0% NICKEL PRODUCTION 78.0 72.7 83.0 288.2 311.0 7.3% -6.0% -7.3% NICKEL SALES 79.8 71.3 82.8 294.6 311.2 11.9% -3.6% -5.3% 1 Production at VNC reached 10,600 t in 4Q17, while production of finished nickel from VNC totaled 10,900 t in 4Q17, the differences stemming from the required time for processing into finished nickel . Production at VNC reached 37,200 t in 2017, while production of finished nickel from VNC totaled 40,300 t in 2017, the differences also stemming from the required time for processing into finished nickel and inventory drawdown. 2 External feed purchased from third parties and processed into finished nickel in our Canadian and Asian operations.

 14 VALE’S FINANCIAL REPORT 1Q15 Canadian operations Production from the Sudbury mines reached 17,700 t in 4Q17, 4.3% lower than in 3Q17 and 11.1% lower than in 4Q16. The decrease compared to 3Q17 was due to the full transition to a single furnace operation in 4Q17 whereas Sudbury operated with two furnaces during part of 3Q17. Production decreased in relation to 4Q16 due to the transition to a single furnace operation as well as the cessation of mining activities at Stobie mine since 2Q17, following Vale’s strategy to optimize margins and reduce the nickel footprint. The ramp-up of the single furnace operation was completed ahead of schedule and the furnace has been running above expected levels. Production from the Thompson mines reached 7,000 t in 4Q17, 4.5% higher than in 3Q17 and 2.8% lower than 4Q16. The increase when compared to 3Q17 was due to a scheduled maintenance shutdown at its surface plants in 3Q17. The decrease when compared to 4Q16 was due to lower production as the Birchtree mine was placed under care and maintenance at the end of September, as well as the closure of one of the furnaces since January 2017 whereas Thompson operated with two furnaces in 4Q16. Thompson will fully transition to a mine-mill operation in 3Q18, when the remaining furnace and refinery will be shut down. Production from the Voisey’s Bay source reached 13,200 t in 4Q17, 26.9% higher than in 3Q17 and 19.0% lower than in 4Q16. The increase compared to 3Q17 was mainly due to the drawdown of Voisey’s Bay feed in Thompson as it returned to full production after the scheduled maintenance shutdown in 3Q17. Production decreased in relation to 4Q16 as both Thompson and Sudbury operated with two furnaces during 2016 and consumed higher volumes of Voisey’s Bay feed. Production at the Long Harbour processing plant reached 8,400 t in 4Q17, in line with 3Q17 and 61.5% higher than in 4Q16. Production continues to ramp up with November 2017 output reaching 85% of nameplate capacity. The nickel concentrate being produced at Voisey’s Bay is now processed solely at Long Harbour. Indonesian operation (PTVI) Production of finished nickel from PTVI reached 19,000 t in 4Q17, 4.4% higher than in 3Q17 and 12.8% lower than in 4Q16. The decrease compared to 4Q16 was mainly due to differences in the required time for processing matte into finished nickel as increasing volumes of PTVI source feed were shipped to our Clydach refinery. PTVI nickel in matte production reached 19,300 t in 4Q17, 4.5% lower than in 3Q17 and in line with 4Q16.

 15 VALE’S FINANCIAL REPORT 1Q15 New Caledonia operation (VNC) Production of finished products from VNC reached 10,900 t in 4Q17, 7.9% and 22.5% higher than in 3Q17 and 4Q16, respectively. Production of NiO and NHC at VNC reached 10,600 t in 4Q17 and an annual production of 37,300 t in 2017. Site production was 12.8% higher than 3Q17 and 14.0% higher than 4Q16. NiO represented 80% and NHC 20% of VNC’s 4Q17 site production. VNC continues to ramp up its production. Brazilian operation (Onça Puma) Production reached 6,000 t in 4Q17, 15.5% lower than in 3Q17 and 7.1% higher than in 4Q16. The decrease when compared to 3Q17 was due to lower ore grades while the increase when compared to 4Q16 was a result of stronger plant performance in 4Q17.

 16 VALE’S FINANCIAL REPORT 1Q15 Copper Marcelo Coelho / Agência Vale Finished production by source % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 BRAZIL 75.6 77.4 72.3 293.1 268.5 -2.3% 4.6% 9.2% Sossego 22.6 25.6 22.5 99.7 92.6 -11.7% 0.4% 7.7% Salobo 53.0 51.8 49.8 193.4 175.9 2.3% 6.4% 9.9% CANADA 37.9 39.5 48.4 145.4 177.0 -4.1% -21.7% -17.9% Sudbury 25.4 30.1 32.2 98.3 121.6 -15.6% -21.1% -19.2% Thompson 0.7 0.3 0.4 1.7 2.5 133.3% 75.0% -32.0% Voisey’s Bay 9.2 6.6 11.0 33.5 31.7 39.4% -16.4% 5.7% Feed from third parties 2.6 2.5 4.8 11.9 21.2 4.0% -45.8% -43.9% COPPER PRODUCTION 113.5 116.9 120.7 438.5 445.5 -2.9% -6.0% -1.6% COPPER SALES 110.5 110.2 114.8 423.8 429.6 0.3% -3.7% -1.4% Lubambe production1 1.8 1.9 1.8 7.1 7.6 -5.3% 0.0% -6.6% 1 Attributable production. Vale’s stake in Lubam be was sold in 4Q 17. Production overview Copper production4 reached 438,500 t in 2017, remaining practically in line with 2016 and with the guidance of 438,000 t that had been previously announced. Production decrease in Canadian operations, mainly due to the flowsheet transition towards a smaller footprint as well as the impact of an unscheduled maintenance shutdown at the Coleman mine, was practically offset by a record annual production of 193,400 t at Salobo, 17,500 t higher than in 2016. Sales volumes of copper reached 423,800 t in 2017, remaining in line with 2016. Sales volumes are lower compared to production volumes due to payable copper vs. contained copper content: part of the copper contained in the concentrates is lost in the smelting and refining process and, hence, payable quantities of copper are approximately 3.5% lower than production volumes.

 17 VALE’S FINANCIAL REPORT 1Q15 Brazilian operations Production of copper in concentrate at Sossego totaled 22,600 t in 4Q17, 11.7% lower than in 3Q17 and in line with 4Q16. The decrease when compared to 3Q17 was due to lower ore grades being processed at the mill. Production of copper in concentrate at Salobo reached a quarterly record of 53,000 t in 4Q17, 2.3% and 6.4% higher than in 3Q17 and 4Q16, respectively, mainly due to higher feed grades and strong plant performance. Salobo achieved a monthly production record of 18,500 t of copper in concentrate in November. Canadian operations Production of copper from Sudbury reached 25,400 t in 4Q17, 15.6% and 21.1% lower than in 3Q17 and 4Q16, respectively, mainly due to the extended unscheduled maintenance at the Coleman mine as well as the cessation of mining activities at the Stobie mine since 2Q17. Production of copper from Voisey’s Bay reached 9,200 t in 4Q17, 39.4% higher than in 3Q17 due to the three week scheduled maintenance period in 3Q17. 4Q17 production was 16.4% lower than in 4Q16 due to lower copper mine grades and as a result of more Voisey’s Bay nickel concentrate feed being sent to Long Harbour rather than Sudbury in order to support Long Harbour’s successful ramp-up. In 2018, copper cathode production from Voisey’s Bay source feed will increase at Long Harbour.

 18 VALE’S FINANCIAL REPORT 1Q15 Cobalt Finished production by source % change 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 COBALT (metric tons) 1,650 1,489 1,600 5,811 5,799 10.8% 3.1% 0.2% Sudbury 225 279 286 840 882 -19.4% -21.3% -4.8% Thompson1 -219 106 156 138 700 -306.6% -240.4% -80.3% Voisey’s Bay1 799 382 320 1,829 887 109.2% 149.7% 106.2% VNC 716 710 814 2,780 3,188 0.8% -12.0% -12.8% Others 130 12 23 224 143 n.m. 465.2% 56.6% 1 Cobalt by-product has been reclassified between Thom pson and Voisey’s Bay operations. The reconciliation of previous period volumes attributed a negative amount to T hompson and higher volumes to Voisey’s Bay in 4Q17 . Production overview Cobalt reached an annual production of 5,811 t in 2017. Cobalt production totaled 1,650 t in 4Q17, 10.8% and 3.1% higher than in 3Q17 and 4Q16, respectively, mainly driven by production from VNC, Voisey’s Bay and in Sudbury. Production of cobalt from Sudbury source takes about 3 months from the moment nickel ore is mined at Sudbury to the moment that the cobalt by-product is processed in Port Colborne. Sudbury source cobalt decreased 19.4% compared to 3Q17 mainly due to the impact of the closure of Stobie mine in 2Q17, whose inventory of cobalt intermediate was drawdown and processed in 3Q17. To compensate for this decrease, Sudbury cobalt production line consumed greater amounts of external cobalt feed, leading to the increase in cobalt from Other sources. Voisey’s Bay cobalt production increased compared to 3Q17, mainly due to the successful ramp-up of Long Harbour. As Long Harbour continues to ramp-up we will benefit from the high cobalt recoveries at Long Harbour and produce more Voisey’s Bay source cobalt than in previous periods. Also, there was a spot reconciliation of previous period volumes that attributed a negative amount to Thompson and higher volumes to Voisey’s Bay (254 t) in 4Q17. Cobalt production in Long Harbour increased from around 100 t in 1Q17 to 400 t in 4Q17, a significant increase that strengthens the refinery performance with robust by-product credits.

 19 VALE’S FINANCIAL REPORT 1Q15 Nickel and copper by-products Olli Geibel / AFP / Agência Vale Finished production by source % change 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 PLATINUM (000’ oz troy) 37 36 27 144 166 2.8% 37.0% -13.3% PALLADIUM (000’ oz troy) 31 57 48 214 322 -45.6% -35.4% -33.5% GOLD BY-PRODUCT (000’ oz troy) 139 131 137 485 483 6.1% 1.5% 0.4% Platinum and palladium Platinum reached an annual production of 144,000 oz and palladium reached an annual production of 214,000 oz in 2017. Platinum production in 4Q17 was 37,000 oz and palladium production in 4Q17 was 31,000 oz, 2.8% higher and 45.6% lower than in 3Q17, respectively. Gold Production reached an annual record of 485,000 oz in 2017, 2,000 oz higher than in 2016. The contained volume of gold as a by-product in our nickel and copper concentrates reached a record of 139,000 oz in 4Q17, 6.1% and 1.5% higher than in 3Q17 and 4Q16, respectively.

 20 VALE’S FINANCIAL REPORT 1Q15 Coal % change 000’ metric tons 4Q17 3Q17 4Q16 2017 2016 4Q17/3Q17 4Q17/4Q16 2017/2016 MOZAMBIQUE 2,576 3,213 1,585 11,260 5,492 -19.8% 62.5% 105.0% Metallurgical coal 1,419 1,853 1,006 6,953 3,480 -23.4% 41.0% 99.8% Thermal coal 1,157 1,360 579 4,307 2,012 -14.9% 100.0% 114.1% AUSTRALIA - - 139 - 1,724 - - - Metallurgical coal - - 139 - 1,724 - - - COAL PRODUCTION 2,576 3,213 1,724 11,260 7,216 -19.8% 49.4% 56.0% Metallurgical coal 1,419 1,853 1,145 6,953 5,204 -23.4% 23.9% 33.6% Thermal coal 1,157 1,360 579 4,307 2,012 -14.9% 100.0% 114.1% COAL SALES 2,943 3,148 2,503 11,780 10,364 -6.5% 17.6% 13.7% Metallurgical coal 1,715 1,869 1,382 7,178 4,907 -8.2% 24.1% 46.3% Thermal coal 1,228 1,279 1,121 4,602 5,457 -4.0% 9.5% -15.7% Production overview Coal production totaled 11.3 Mt in 2017, 56.0% higher than the 7.2 Mt in 2016, as a result of the ramp-up of Moatize II, partly offset by the divestment of Carborough Downs operations in November 2016. 2017 was the first year with production exclusively at Moatize, with the volume at that site increasing by 105.0% from 2016 levels. Coal production in 4Q17 was 2.6 Mt, 19.8% lower than in 3Q17. The lower quarterly production was mainly impacted by an already addressed failure in one of the hydraulic excavators, which is also the main reason for the lower production compared to the 11.7Mt forecast announced on Vale Day 2017. The 49% increase in production compared to 4Q16 is a result of the rampup of Moatize II, partially offset by the divestment of Carborough Downs mentioned above, whereas standalone production at Moatize increased 62.5% when compared to 4Q16. Production of metallurgical coal from Mozambique was 1.4 Mt in 4Q17, 23.4% lower than in 3Q17 and 41.0% higher than in 4Q16. Production of thermal coal was 1.2 Mt in 4Q17, 14.9% lower than 3Q17 but 100.0% higher than in 4Q16. The higher share of thermal coal in overall production in 4Q17 was due to a combination of the geological characteristics of the feed, with relatively higher ash content, and the processing of remaining tonnes of thermal coal stockpile in the Coal Handling and Processing Plant 1 (CHPP1). Our expectation is that the share of

 21 VALE’S FINANCIAL REPORT 1Q15 metallurgical coal in overall production will return to 60% - 65% with the access to feed with lower ash content and the implementation of improvements in the coal preparation processes in 2018. Coal sales volumes reached 11.780 Mt in 2017, 13.7% higher than in 2016, with metallurgical coal sales increasing 46.3% in 2017 whereas thermal coal sales decreased 15.7% in the same period. Thermal coal sales decrease was due to high level of sales in 2016, as the ramp-up of Nacala Logistics Corridor enabled to draw down accumulated inventories of thermal coal produced in 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 16, 2018		Director of Investor Relations